FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES PRODUCTION AND DRILLING UPDATE

Didsbury, Alberta – Thursday, November 29, 2007 – JED Oil Inc. (AMEX: JDO) today announced an update regarding its previously reported winter program in the Steen River area of northern Alberta.

Steen River Winter Drilling Program

JED has finished completing one well and tie-ins of two additional wells that were drilled in 2006 by the former Caribou Resources, and these two Sulphur Point oil and gas wells and a Keg River oil well are now on-line producing a total of approximately 600 boe’s per day.  The Company owns 100% working interest in these wells and the additional production has increased JED’s sustainable production to approximately 1,765 boe’s per day.

The Company’s winter drilling program consists of fifteen locations in Steen River, ten targeting Keg River oil and five targeting Slave Point natural gas.  The first Keg River oil well has been drilled and JED has two rigs currently drilling the next two Keg River oil wells and it is expected that the first four wells of the program, all targeting Keg River oil, will be completed, tied-in and on production by December 24th.  In addition to these four new oil wells, JED also has one Sulpher Point gas well that was previously drilled which it anticipates will also be completed, tied-in and on production by December 24th. “We are very pleased with the initial results of our Steen River program and we are on track for meeting our guidance for our December 31, 2007 exit rate,” stated JED’s President, James Rundell.  “We will continue to utilize at least two drilling rigs until the program is totally completed by March 31, 2008.”

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf of natural gas to 1 barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  The anticipated success and production of JED’s current drilling, work-over and tie-in opportunities may not be realized. Other factors that may affect future results include uncertainties involved in the dispute with one of our noteholders and other risk and uncertainties as are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, VP Legal & Corporate Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com